Exhibit 99.1

June 24, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Genius Group Limited under Item 16F of its Amendment No.2 to Form F-1 dated June 24, 2024. We agree with the statements concerning our Firm in such Form F-1; we are not in a position to agree or disagree with other statements of Genius Group Limited contained therein.

Very truly yours,

/s/ Marcum llp
Marcum llp